

January 3, 2014

Via E-mail
Jose P. Quiros
Chief Executive Officer
STL Marketing Group, Inc.
10 Boulder Crescent, Suite 102
Colorado Springs, CO 80903

> **Re: STL Marketing Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 9, 2013**
> **File No. 000-55013**

Dear Mr. Quiros:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 in our letter dated August 26, 2013. Please disclose whether the following statements are based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide us copies of these documents, appropriately marked to highlight the sections relied upon.

- "[Costa Rica] already uses hydroelectric and geo thermal methods and, in 2007, set 2021 as the year it becomes carbon neutral," on page 5.
- "The largest, and most recognized, entity is the Instituto Costarricense de Electricidad ("ICE")," on page 5.

- "[ICE's] latest hydroelectric project was put into operation almost 6 years behind schedule and at a cost of more than $4.3 mm per MW. It's two largest projects- Diquis and Reventazon- are unfunded and already behind schedule. These delays mean that about 900 MW will not come on-line in the next 10 years, further straining the need for electrical infrastructure," on page 5.

2.   We further note your response to comment 2 in our letter dated August 26, 2013, in which you state that "[t]e statement that "Mayor Matias Gonzaga is a supporter of the project and assisting the Company fully" is supported by letters from the Mayor, copies of which are attached hereto. Additionally, the lease has been filed as an exhibit as well as a report related to the potential wind resources of the land." We note that neither the letters nor the lease has been filed as an exhibit or otherwise provided to us. Please advise or revise.

3.   We note your response to comment 3 in our letter dated August 26, 2013. While we note that you have provided quotations of some source materials to us, please provide copies of such source materials, appropriately mark such materials to highlight the sections relied upon and cross-referenced to your prospectus and provide the remainder of such materials. For example, we still do not see support for your statement on page 5 that "[a]ccording to *The Economist Intelligence Unit, October 2ⁿᵈ, 2012*, "In 2004, 46.7% of Costa Rica's primary energy came from renewable sources, while 94% of its electricity was generated from hydroelectric power, wind farms and geothermal energy in 2006. A 3.5% tax on gasoline in the country is used for payments to compensate landowners for growing trees and protecting forests and its government is making further plans for reducing emissions from transport, farming and industry." If you funded or were otherwise affiliated with any of the studies or reports you cite, other than with regard to the AEP Report generated by Garrad Hassan, please disclose this. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors.

4.   We note that you have provided us with a portion of the AEP Report generated by Garrad Hassan. Please provide the entirety of such report, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus.

5.   We note you response to comment 4 in our letter dated August 26, 2013. However, we continue to note that you have not begun operations, generated any revenues, or developed your wind turbine business. As applicable, please further revise your registration statement to remove statements that imply you have operations, revenue or assets that you do not have. As examples only, we note the following disclosure:

- "The Company and SIEPAC do not have any contractual relationship, however, if the Company is successful in building its wind farm, SIEPAC, as an interconnection, *will provide* power generated by our wind farm to customers across Costa Rica," on page 6.

- Your reference to "selected vendors" on page 14.
- "The lease costs 4% of the energy generated and sold from the facility," on page 17.

Explanatory Note, page 3

6.   We note your response to comment 6 in our letter dated August 26, 2013; however, we do not believe that any clarifications have been made to the statement in the third sentence of the first paragraph. Please advise or revise.

Item 1. Business, page 4

7.   Please update your statement here and in Item 2. Financial Information that you expect to execute the PPA in 2013.

Wind Studies, page 7

8.   Please confirm whether you have paid or plan to pay Garrad Hassan an additional amount for the new AEP Report disclosed on page 7.

Competition, page 7

9.   Please describe the competition you face in signing the PPA. In this regard, we note your statement on page 10 that "[d]epending on the regulatory framework and market dynamics of a region, we may also compete with other wind energy companies, as well other renewable energy generators, when we bid on or negotiate for a long-term power purchase agreement ("PPA")." We also note your statement that you "compete with traditional energy companies," also on page 10. Please also describe the competition you anticipate facing if the PPA is canceled or otherwise terminated.

Item2. Financial Information, page 14

Plan & Operations, page 14

10.   Please provide further disclosure regarding the process of negotiating and signing the PPA, including your plans if you are not able to sign the PPA as intended.

Liquidity and Capital Resources, page 16

11.   We note your changes to the first risk factor on page 7, in which you estimate that you have "sufficient capital for operations through the first quarter of the 2014 fiscal year." We also note your disclosure on page 16 that you have "sufficient capital for operations through fiscal year ended 2013." Please advise or revise.

Item 3. Properties, page 17

12.   Please clarify the start date of the lease agreement in Guanacaste, Costa Rica.

Item 4. Security Ownership of Certain Beneficial Holders and Management, page 17

13.   Please disclose the name and address of the natural persons who have voting and dispositive control over the shares held by each of Versant I, IncFull Moon Night Corp., Red Canyon Investments Corp., Grupos Unídos Tres Ele, S.A., Almunidos S.A. and Portafolio de Inversiones Lulu S.A.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 21

14.   Please revise your disclosure regarding the related party notes payable such that disclosure of the amount involved in the transaction includes the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness. In particular, we note that many of the amounts outstanding as of September 30, 2013 do not include accrued interest. Please see Item 404(a)(5) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 22

15.   We note your disclosure on page 17 that a number of your shareholders "were brought over in the merger." Please confirm whether the issuance of shares to such shareholders should be included in your disclosure under Item 10, as recent sales of unregistered securities, and revise your disclosure, as appropriate.

Item 13. Financial Statements and Supplementary Data, page 25

General

16.   We reviewed your response to comment 22 in our letter dated August 26, 2013. We are unable to locate any pro forma statements of operations data showing the effect of the reverse merger for the latest fiscal year. Please provide the pro forma financial information required by Rule 8-05 of Regulation S-X or tell us why you believe pro forma financial information is not required.

STL Marketing Group, Inc. and Subsidiaries Financial Statements, page 25

Consolidated Changes in Stockholders' Deficit, page F-3

17.   Please tell us why a portion of the net equity deficit acquired in the reverse merger is recognized as a reduction in additional paid-in capital, common stock.

18.   Please tell us the consideration transferred to purchase treasury shares during the nine months ended September 30, 2013. Please also tell us why the transaction is not reflected in the condensed consolidated statements of cash flows or disclosed in the notes to financial statements.

Condensed Consolidated Statements of Cash Flows, page F-4

19.   We reviewed the revisions to your disclosure in response to comment 27 in our letter dated August 26, 2013. It appears that the net amount of the assets and liabilities acquired in the reverse merger presented in the supplemental disclosure of non-cash investing and financing activities differs from the amount of the net equity deficit acquired as presented in the consolidated statement of stockholders' deficit. Please revise or advise.

20.   We note that the proceeds from convertible notes for the nine months ended September 30, 2013 differs from the amount of borrowings presented in the table at the top of page F-14. Please revise or advise.

21.   We reviewed your response to comment 24 in our letter dated August 26, 2013. Please tell us how the loan to related party at September 30, 2013 is classified in the condensed consolidated balance sheets. Please also tell us how stock based compensation for the nine months ended September 30, 2013 is presented in the condensed consolidated statements of changes in stockholders' deficit.

Notes to the Condensed Consolidated Financial Statements, page F-5

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-5
Nature of Operations, page F-5

22.   We reviewed the revisions to your disclosure in response to comment 28 in our letter dated August 26, 2013. Please revise your disclosure in the first paragraph to clarify that you issued 1.8 million shares of Class A preferred stock in exchange for 1.8 million shares of Class A preferred stock held by the shareholders of Versant, 1.4 billion shares of Class B preferred stock in exchange for 1,000 shares of Class X common stock held by the shareholders of Versant, and 100.2 million shares of Class B common stock in exchange for the Class B common stock held by the shareholders of Versant. In addition, please explain to us your basis for allocating the 100.2 million shares of Class B common

stock to the Class B common stock equity transactions of Versant during 2010 and 2011. Furthermore, please file a copy of the acquisition agreement as an exhibit to the filing as previously requested.

23.   Please tell us how you computed the ownership percentages disclosed in the next to last sentence in the first paragraph.

STL Marketing Group, Inc. Financial Statements, page 26

General

24.   We reviewed your response to comment 21 in our letter dated August 26, 2013. Please tell why you believe STL Marketing Group, Inc. does not meet the definition of development stage enterprise. Since STL Marketing Group, Inc. is a shell company, it appears that the financial statements should comply with ASC 915.

Note 7 – Convertible Notes Payable, page F-14
(A) Convertible Notes Payable, page F-14

25.   We reviewed your response to comment 30 in our letter dated August 26, 2013 and the revisions to your disclosure. As previously requested, please revise to disclose the payment terms and/or maturity dates of the convertible notes. Please refer to ASC 505-10-50-3.

Note 8 – Derivative Liabilities, page F-15

26.   We reviewed your response to comment 31 in our letter dated August 26, 2013 and the revisions to your disclosure. As previously requested, please revise to disclose the valuation technique used to measure the fair value of the embedded conversion options classified as derivative liabilities. Please refer to ASC820-10-50-2(e).

Form 10-Q for Fiscal Quarter Ended September 30, 2013

27.   Please address the above comments in regard to STL Marketing Group, Inc. and Subsidiaries as applicable.

Exhibits 31.1 and 31.2

28.   Please revise paragraphs 4 and 5 to conform exactly to the certifications as set forth in Item 601(b)(31)(i) of Regulation S-K.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff

Attorney, at (202) 551- 3696, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Joseph Lucosky, Esq.
        Lucosky Brookman LLP